FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

450, 5th Street

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005.

Daiichi Pharmaceutical Co., Ltd.

(Translation of registrant’s name into English)

14-10, Nihonbashi 3-chome

Chuo-ku, Tokyo 103-8234

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAIICHI PHARMACEUTICAL CO., LTD.

DATE: September 14, 2005	By:	/s/ Kiyoshi Morita
	Name:	Kiyoshi Morita
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
99.1	—	Press Release regarding Daiichi Suntory Pharma becoming a Wholly Owned Subsidiary

99.2	—	Press Release regarding Revision to FY2005 Performance Forecasts